SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*



                           MERIDIAN DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   589602 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

 CUSIP NO. 589602 10 1             13G                      PAGE  2 OF  4  PAGES



 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JERRY L. RUYAN
           ###-##-####

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [ ]
           See Item 4                                                (b)   [X]

------- ------------------------------------------------------------------------
 3      SEC USE ONLY



------- ------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

------- ------------------------------------------------------------------------
                        5      SOLE VOTING POWER
       NUMBER OF                  566,188
        SHARES         ------- -------------------------------------------------
     BENEFICIALLY         6      SHARED VOTING POWER
       OWNED BY                       0
         EACH          ------- -------------------------------------------------
       REPORTING           7      SOLE DISPOSITIVE POWER
      PERSON WITH                 566,188
                       ------- -------------------------------------------------
                          8      SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             566,188
------- ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              3.9%
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

             IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                        Page 3 of 4 Pages


ITEM    1(a)   Name of Issuer:              Meridian Diagnostics, Inc.

        1(b)   Address of Issuer's Principal Executive Office:

               3471 River Hills Drive
               Cincinnati, Ohio  45244

        2(a)   Name of Persons Filing:             Jerry L. Ruyan

        2(b)   Address of Principal Business Office:

               10260 Alliance Road, Suite 350
               Cincinnati, Ohio  45242

        2(c)   Citizenship:         U.S.A.

        2(d)   Title of Class of Securities:      Common Stock, No Par Value

        2(e)   CUSIP No.:           589602 10 1

        3.     If this Statement is Filed Pursuant to Rules 13d-1(b) or
               13d-2(b), check whether the Person Filing is a:   N/A

        4.     Ownership:

               (a)    See Item 9 of cover page.
               (b)    See Item 11 of cover page.
               (c)    See Items 5-8 of cover page.

          This Amendment No. 10 to Schedule 13G is filed solely by Jerry L. Ruyan. The original Schedule 13G and all amendments prior to Amendment No. 6 to Schedule 13G were filed by Jerry L. Ruyan and William J. Motto on the same Schedule 13G.

          The shares in Items 5, 7 and 9 include options that are exercisable within 60 days into 65,012 shares, 23,265 shares held by Mr. Ruyan as trustee of the Ruyan Family Charitable Remainder Unitrust and 4,081 shares held as custodian for his son.

          William J. Motto and Jerry L. Ruyan are parties to an agreement ("Agreement") with the Company pursuant to which they must offer their shares for sale to the Company, and if it declines to purchase, to the other at a price based on current market prices, if either of them desires to sell shares in excess of 1% of the Company's outstanding Common Stock in any three-month period. Mr. Ruyan does not affirm that the Agreement operates to make Messrs. Motto and Ruyan a group for purposes of Section 13(d)(3) of the Securities

          Exchange Act of 1934. The Agreement previously was filed as an Exhibit to Registration Statement No. 33-6052. The First Amendment to the Agreement, which removed Richard H. Walter as a party to the Agreement, previously was filed as an Exhibit to the Form 10-K of Meridian Diagnostics, Inc. for the fiscal year ended September 30, 1992.

     5. Ownership of 5% or less of class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following. |X|

     6.   Ownership of more than 5% on behalf of another person:N/A

     7. Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A

     8.   Identification and classification of members of the group: N/A

     9.   Notice of dissolution of group: N/A

     10.  Certification: N/A



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 23, 1997                             /s/ Jerry L. Ruyan
     -------------------------                     -------------------
                                                      Jerry L. Ruyan